Postal Code 20549-0305

								May 18, 2005


via facsimile and U.S. mail

J. Michael Carr
Chief Executive Officer and President
Pioneer Railcorp
1318 South Johanson Road
Peoria, Illinois  61607

Re:  	Pioneer Railcorp
	Schedule 13E-3 filed April 29, 2005, as amended
	File no. 5-47260

	Preliminary Schedule 14A filed April 29, 2005, as amended
	File no. 1-12072

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
      April 28, 2005
	File No. 1-12072
	Filed March 21, 2005


Dear Mr. Carr:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Preliminary Proxy

Special Factors, page 12
1. We note your response to our prior comment 2. Because it appears that the board may have relied on the Donnelly Penman materials delivered to the board in its consideration of the RSM Group Proposal to ultimately decide whether or not the going private transaction was fair in light of the subsequent RSM offer, we believe these materials should be filed as exhibits. We also note that Pioneer Merger Corporation and Mr. Brenkman relied on the conclusions the board made after discussions with Donnelly Penman regarding the RSM offer for their fairness determinations. Please file the materials or provide them to us supplementally. Refer to Item 9 of Schedule 13E-3 and Items 1015 and 1016 of Regulation M-A. Please also expand your disclosure regarding these materials in accordance with the requirements of Item 1015 of Regulation M-A.

Developments subsequent to the announcement of the Proposed Going Private Transaction, page 18
2. Please refer to the last paragraph on page 19. You state that the board unanimously voted to reject the RSM Group transaction on the basis of an inconsistency with the long-term goal of enhancing shareholder value, among other things. Please revise to clarify that you are referring to shareholders that hold more than 2,000 shares at the time of the proposed merger or advise.

Position of Pioneer Merger Corporation as to the Fairness, page 32
3. Expand your disclosure to explain why each filing person believed the proposed transaction was procedurally fair in light of the RSM offer.
4. We note added disclosure regarding Pioneer Merger Corporation`s fairness determination in light of the RSM offer. Please revise to expand what is meant by the statement in the first factor that because Mr. Brenkman has no interest in selling his shares and would not vote in favor of the merger the RSM offer, the RSM offer is "in many respects, hypothetical." Similarly revise the added disclosure regarding Mr. Brenkman`s position, found on page 34.
5. It does not appear that any of the factors you have cited support a determination that the transaction is fair to unaffiliated shareholders who are being cashed out. For instance, in the second subpart you refer to the future potential to receive control premiums. Shareholders who are cashed out will not benefit from any potential future premiums. Please revise to indicate why you believe the transaction is fair to unaffiliated shareholder being cashed out.


Pro Forma Effect of the Merger, page 42
6. The weighted average shares outstanding of 4,026,001 presented in the selected pro forma financial data table do not agree with the weighted average shares of 4,017,739 disclosed on the face of your pro forma consolidated income statements for the year ended December
31, 2004.  Please revise your filing to correct this discrepancy.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See
Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please direct any questions regarding the accounting comments to
Jean Yu, Staff Accountant, at (202) 551-3305, or in her absence, to
Linda Cvrkel, Branch Chief - Accountant, at (202) 551-3813. For questions on other comments, please contact Johanna Vega Losert, Attorney-Adviser, at (202) 551-3210, or Susan Block, Attorney-Adviser
at (202) 551-3210.   You may also reach me at (202) 551-3345.

							Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers and
Acquisitions







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Pioneer Railcorp
May 18, 2005
Page 3





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE